                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

           Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                       Silicon Storage Technology, Inc.
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                               827057 10 0
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  4  Pages
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CUSIP No. 827057 10 0                 13G                 Page  2  of  4  Pages
          ---------                                            ---    ---

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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Shieng Chang Carter Tseng and Su Hwa Tseng, Community Property*
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

     United States
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Number of Shares              (5) Sole Voting Power
 Beneficially                     N/A
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      1,570,000
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  N/A
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  1,570,000
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,570,000
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     N/A
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(11) Percent of Class Represented by Amount in Row (9)

     6.8%
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(12) Type of Reporting Person*

     IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  3  of  4  Pages
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ITEM 1(A).  NAME OF ISSUER

            Silicon Storage Technology, Inc.
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ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            1171 Sonora Court
            Sunnyvale, CA 94086
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ITEM 2(A).  NAME OF PERSON(S) FILING

            Shieng Chang Carter Tseng and Su Hwa Tseng, Community Property*
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ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            30, R&D Road 2
            Science Based Industrial Park
            Hsin-Chu, Taiwan ROC 30077
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ITEM 2(C).  CITIZENSHIP

            United States
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ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock
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ITEM 2(E).  CUSIP NUMBER

            827057 10 0
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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                                          Page  4  of  4  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

        1,570,000
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    (b) Percent of Class:

        6.8%
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    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              N/A
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              1,570,000*
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              N/A
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              1,570,000*
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / / N/A

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such item relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. N/A
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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. N/A
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item
3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of each member of the group. N/A
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A
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ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 10, 1997
                                  ----------------------------------------
                                  (Date)

                                  /s/ Michael J. Praisner
                                  ----------------------------------------
                                  (Signature)

                             BY:  Michael J. Praisner, Chief Financial Officer
                                  ----------------------------------------
                                  As Attorney-in-fact for Su Hwa Tseng

* Previously, Su Hwa Tseng owned 1,440,000 shares and Shieng Chang Carter Tseng owned 160,000 shares. The shares are now in a joint community property account, and since then 30,000 shares have been sold, leaving a balance of 1,570,000 shares.